Exhibit 11

ALLIN CORPORATION

CALCULATION OF NET (LOSS) INCOME PER COMMON SHARE

(Dollars in thousands, except per share data)

	Year Ended December 31, 2001	Year Ended December 31, 2002	Year Ended December 31, 2003
(Loss) income from continuing operations	$(11,257)	$999	$780
(Loss) income from discontinued operations	(689)	10	—

Net (loss) income	(11,946)	1,009	780
Accretion and dividends on preferred stock	660	684	710

Net (loss) income attributable to common shareholders	$(12,606)	$325	$70

(Loss) income per common share from continuing operations - basic	$(1.71)	$0.05	$0.01
(Loss) income per common share from discontinued operations - basic	(0.10)	$0.00	$0.00

Net (loss) income per common share - basic	$(1.81)	$0.05	$0.01

(Loss) income per common share from continuing operations - diluted	$(1.71)	$0.04	$0.01
(Loss) income per common share from discontinued operations - diluted	(0.10)	$0.00	$0.00

Net (loss) income per common share - diluted	$(1.81)	$0.04	$0.01

Weighted average common shares outstanding during the period – basic	6,966,365	6,967,339	6,967,339

Weighted average common shares outstanding during the period	6,966,365	6,967,339	6,967,339
Effect of convertible preferred stock	—	4,285,714	—
Effect of options	—	—	12,885

Weighted average number of shares outstanding during the period – diluted	6,966,365	11,253,053	6,980,224